SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.      )*

GoDaddy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

380237107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 23

CUSIP # 380237107	Page 2 of 23

1	NAME OF REPORTING PERSONS TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,781,484 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 10,781,484 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,781,484 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9%
12	TYPE OF REPORTING PERSON* PN

(A) Please see Item 4.

CUSIP # 380237107	Page 3 of 23

1	NAME OF REPORTING PERSONS TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,599,079 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 5,599,079 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,599,079 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON* PN

(A) Please see Item 4.

CUSIP # 380237107	Page 4 of 23

1	NAME OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 93,429 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 93,429 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,429 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

(A) Please see Item 4

CUSIP # 380237107	Page 5 of 23

1	NAME OF REPORTING PERSONS Technology Crossover Management VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,380,563 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 16,380,563 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,380,563 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.1%
12	TYPE OF REPORTING PERSON* PN

(A) Please see Item 4.

CUSIP # 380237107	Page 6 of 23

1	NAME OF REPORTING PERSONS Technology Crossover Management VII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* OO

(A) Please see Item 4.

CUSIP # 380237107	Page 7 of 23

1	NAME OF REPORTING PERSONS Jay C. Hoag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 8 of 23

1	NAME OF REPORTING PERSONS Richard H. Kimball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 9 of 23

1	NAME OF REPORTING PERSONS John L. Drew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 10 of 23

1	NAME OF REPORTING PERSONS Jon Q. Reynolds, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 11 of 23

1	NAME OF REPORTING PERSONS Robert W. Trudeau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 12 of 23

1	NAME OF REPORTING PERSONS Christopher P. Marshall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 13 of 23

1	NAME OF REPORTING PERSONS Timothy P. McAdam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 14 of 23

1	NAME OF REPORTING PERSONS John C. Rosenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

CUSIP # 380237107	Page 15 of 23

1	NAME OF REPORTING PERSONS David L. Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock (A)
	6	SHARED VOTING POWER 16,473,992 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER 16,473,992 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,473,992 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2%
12	TYPE OF REPORTING PERSON* IN

(A) Please see Item 4.

ITEM 1(A).	NAME OF ISSUER

GoDaddy Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

14455 N. Hayden Road

Scottsdale, AZ 85260

ITEM 2(A).	NAME OF PERSONS FILING

This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) Robert W. Trudeau (“Mr. Trudeau”), (11) Christopher P. Marshall (“Mr. Marshall”), (12) Timothy P. McAdam (“Mr. McAdam”), (13), John C. Rosenberg (“Mr. Rosenberg”) and (14) David L. Yuan (“Mr. Yuan”). Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are collectively referred to as the “Members.” The TCV Funds, TCM VII, Management VII and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The mailing address for each of the Reporting Persons is:

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

ITEM 2(C)	CITIZENSHIP

Each of TCV VII, TCV VII(A), Member Fund and TCM VII are Cayman Islands exempted limited partnerships. Management VII is a Cayman Islands exempted company. The Members are each United States citizens.

ITEM 2(D) AND (E).       TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”)

CUSIP Number: 380237107

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the beneficial ownership of the Class A Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

Name of Reporting Person	(a) Amount beneficially owned		(b) Percent of Class*	(c) Number of shares as to which person has:
				Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of		Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV VII, L.P.	10,781,484	**	13.9%	10,781,484	**	—
TCV VII (A), LP	5,599,079		8.4%	5,599,079		—
TCV Member Fund, L.P.	93,429	†	0.1%	93,429	†	—
Technology Crossover Management VII, L.P.	16,380,563	**	21.1%	16,380,563	**	—
Technology Crossover Management VII, Ltd.	16,473,992	**†	21.2%	16,473,992	**†	—
Jay C. Hoag	16,473,992	**†	21.2%	—		16,473,992	**†
Richard H. Kimball	16,473,992	**†	21.2%	—		16,473,992	**†
John L. Drew	16,473,992	**†	21.2%	—		16,473,992	**†
Jon Q. Reynolds, Jr.	16,473,992	**†	21.2%	—		16,473,992	**†
Robert W. Trudeau	16,473,992	**†	21.2%	—		16,473,992	**†
Christopher P. Marshall	16,473,992	**†	21.2%	—		16,473,992	**†
Timothy P. McAdam	16,473,992	**†	21.2%	—		16,473,992	**†
John C. Rosenberg	16,473,992	**†	21.2%	—		16,473,992	**†
David L. Yuan	16,473,992	**†	21.2%	—		16,473,992	**†

*	The ownership percentages in this table calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”) are based on 67,081,827 shares of Class A Common Stock outstanding as of December 30, 2015, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on December 31, 2015, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Desert Newco, LLC and an equal number of shares of Class B Common Stock of the Issuer (collectively, “Units of Desert Newco, LLC” and which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer) beneficially owned by the Reporting Person.
**	Includes beneficial ownership based on 10,568,786 Units of Desert Newco, LLC held by TCV VII, L.P.
†	Includes beneficial ownership based on 91,586 Units of Desert Newco, LLC held by TCV Member Fund, L.P.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

Each of (i) Management VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and (ii) TCM VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, the shares held by Member Fund, and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

Each of the Members is a Class A Director of Management VII. In their capacity as Class A Directors of Management VII, the Members may be deemed to have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Members and Management VII disclaim beneficial ownership of the securities owned by TCM VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Entities affiliated with each of Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners, Technology Crossover Ventures and Mr. Robert Parsons (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons, the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 126,723,025 shares of Class A Common Stock, or 83.1% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Silver Lake Partners, Kohlberg Kravis Roberts & Co. L.P. and Mr. Parsons are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

If all Units of Desert Newco, LLC held by the Reporting Persons and all other holders were exchanged for newly issued shares of Class A Common Stock, there would be a total of 157,480,301 shares of Class A Common Stock outstanding as of December 30, 2015, as set forth in the prospectus filed by the Issuer on December 31, 2015, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 10.5% of the outstanding Class A Common Stock.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares owned beneficially or of record by any other Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4 above.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

TCV VII, L.P.
a Cayman Islands exempted limited partnership, acting by its general partner

Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership,acting by its general partner

Technology Crossover Management VII, Ltd., a Cayman Islands exempted company

	By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV VII (A), L.P. a Cayman Islands exempted limited partnership, acting by its general partner

Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership,acting by its general partner

Technology Crossover Management VII, Ltd., a Cayman Islands exempted company

	By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV MEMBER FUND, L.P.
a Cayman Islands exempted limited partnership, acting by its general partner

Technology Crossover Management VII, Ltd., a Cayman Islands exempted company

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P. a Cayman Islands exempted limited partnership, acting by its general partner

Technology Crossover Management VII, Ltd., a Cayman Islands exempted company

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD., a Cayman Islands exempted company

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

TIMOTHY P. MCADAM

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

EXHIBIT INDEX

Exhibit

Exhibit 1: Agreement of Joint Filing.

Exhibit 2: Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 3: Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the Common Stock of Green Dot Corporation filed on August 6, 2010).

Exhibit 4: Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the Common Stock of K12 Inc. filed on May 5, 2011).